UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/2018__

               MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mystic Capital Markets Group, LLC**

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**165 Madison Avenue, Suite 402**

                 (No. and Street)

**New York**           **NY**

    (City)           (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks        678-679-8642

                           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**David Lundgren and Company, CPAs**

           (Name – *if individual, state last, first, middle name*)

| **505 N Mur-Len Rd** | **Olathe** | **KS** | **66062** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)
        **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Matthew Klossner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mystic Capital Markets Group, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

PATRICIA TOBIN
Notary Public, State of New York
No. 01TO6075429
Qualified in Westchester County
Commission Expires June 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Mystic Capital Markets Group, LLC
(A LIMITED LIABILITY COMPANY)

## Table of Contents

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Mystic Capital Markets Group, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mystic Capital Markets Group, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mystic Capital Markets Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Mystic Capital Markets Group, LLC's management. Our responsibility is to express an opinion on Mystic Capital Markets Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mystic Capital Markets Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The Schedules I, II and III, have been subjected to audit procedures performed in conjunction with the audit of Mystic Capital Markets Group, LLC's financial statements. The supplemental information is the responsibility of Mystic Capital Markets Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Mystic Capital Markets Group, LLC's auditor since 2018.

Olathe, Kansas

February 25, 2019

# Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

## ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash | $ | 104,075 |
| Prepaid insurance | | 1,000 |
| Prepaid CRD | | 3,028 |
| Total current assets | | 108,103 |
| TOTAL ASSETS | $ | 108,103 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 4,977 |
| Due to Parent | | 1,475 |
| TOTAL LIABILITIES | | 6,452 |
| **MEMBER'S EQUITY** | | 101,651 |
| TOTAL LIABILITIES & MEMBER'S EQUITY | $ | 108,103 |

The accompanying notes are an integral part
of these financial statements.

# Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---|
| **REVENUES:** | | |
| Fee Revenue | $ | 6,412 |
| Reimbursed Expense | | - |
| Total revenues | $ | 6,412 |
| | | |
| **OPERATING EXPENSES:** | | |
| Payroll expenses (related party) | | 3,975 |
| Legal and professional fees | | 41,801 |
| Legal and professional fees (related party) | | 1,200 |
| Insurance (related party) | | 12,000 |
| Rent (related party) | | 12,000 |
| Regulatory fees | | 5,267 |
| Computer and technology (related party) | | 1,800 |
| Telephone (related party) | | 1,800 |
| Business development (related party) | | 600 |
| Office (related party) | | 300 |
| Travel | | 0 |
| Taxes and licenses | | - |
| | | |
| Total expenses | | 80,743 |
| | | |
| **NET LOSS** | $ | (74,331) |

The accompanying notes are an integral part
of these financial statements.

# Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, JANUARY 1** | $ | 175,982 |
| Net Loss | | (74,331) |
| **MEMBER'S EQUITY, DECEMBER 31** | $ | 101,651 |

The accompanying notes are an integral part
of these financial statements.

4

# Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---:|---:|
| **OPERATING ACTIVITIES:** | | |
| Net Loss | $ | (74,331) |
| | | |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities | | |
| Increase in prepaid CRD | | (41) |
| Decrease in accounts payable and accrued expenses | | (1,064) |
| Decrease in due to parent | | (8,064) |
| | | |
| Net cash provided by operating activities | | (83,500) |
| | | |
| **NET INCREASE IN CASH** | | (83,500) |
| | | |
| **CASH AT BEGINNING OF YEAR** | | 187,575 |
| | | |
| **CASH AT END OF YEAR** | $ | 104,075 |

The accompanying notes are an integral part
of these financial statements.

5

# Mystic Capital Markets Group, LLC
## (A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

---

## 1. ORGANIZATION AND NATURE OF BUSINESS

Mystic Capital Markets Group, LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective November 19, 2012. The Company is a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of Mystic Capital Advisors Group, LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, and fairness opinions/valuations.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Cash and Cash Equivalents (*continued*)

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

### Revenue Recognition

Revenues are recognized as earned, normally for services rendered and upon closing for placement transactions. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

### Income Taxes

The Company is a limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions. The Company is no longer subject to U.S federal, state or local tax examinations by tax authorities for tax years before 2014.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $97,623 which was $92,623 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 6.61%.

## 4. CONCENTRATIONS

For the period January 1, 2018 through December 31, 2018, the Company's revenue was earned from one customer, which generated $6,412.

## 5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 440) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2018.

## 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

## 7. RELATED PARTY – DUE TO PARENT

The Company has an expense sharing arrangement with its member to pay certain expenses. Under this arrangement, the Company recorded $29,700 in expenses pursuant to the agreement and an additional $3,975 of payroll expense, and owes the parent $1,475 as of December 31, 2018.

# Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

## SCHEDULE I
### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2018

| | | |
|---|---|---:|
| **TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL** | $ | 101,651 |
| | | |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Prepaid Insurance | | (1,000) |
| Prepaid CRD | | (3,028) |
| | | |
| **NET CAPITAL** | $ | 97,623 |
| | | |
| **AGGREGATE INDEBTEDNESS -** | | |
| Accounts payable and accrued expenses | | 4,977 |
| Due to parent | | 1,475 |
| | | |
| Total aggregate indebtedness | $ | 6,452 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | | |
| Minimum net capital required | $ | 5,000 |
| | | |
| Excess net capital | $ | 92,623 |
| | | |
| Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ | 165,995 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 6.61% |

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2018.

9

# Mystic Capital Markets Group, LLC
## (A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (i) of the rule. The Company does not hold funds or securities for, or owe money or securities to customers.

## SCHEDULE III

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Mystic Capital Markets Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) Mystic Capital Markets Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mystic Capital Markets Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Mystic Capital Markets Group, LLC stated that Mystic Capital Markets Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mystic Capital Markets Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mystic Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas

February 25, 2019



**MYSTIC CAPITAL MARKETS GROUP, LLC**

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

Mystic Capital Markets Group, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: _Matt_____

By: _Mathew Klossner_____

Title: _CO O_____

Date: _2/22/19_____